	Lundin Mining Corporation	Lundin Mining AB
	Vancouver office	Stockholm office
	Suite 2101	Hovslagargatan 5
Lundin Mining Corporation	885 West Georgia Street	111 48 Stockholm
	Vancouver B.C. V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
	Tel. +1 604 689 7842	www.lundinmining.com

Three Months Ended March 31, 2006 and 2005
April 27, 2006
(Amount s in United States Dollars unless otherwise stated)

Financial Highlights

	Three	Three	Year
	months ended	months ended	ended
Millions of US$, except per share data	Mar 31, 2006	Mar 31, 2005	Dec 31, 2005
Sales	91.8	36.0	192.1
Net income	21.5	2.9	30.0
Basic earnings per share	0.53	0.09	0.78
Diluted earnings per share	0.52	0.09	0.78
Cash provided by operating activities	22.7	7.5	66.7
EBITDA (i)	50.3	15.0	75.4

(i) Non GAAP measure

CEO Comments

Lundin Mining President and CEO, Karl-Axel Waplan said: "We are proud to present the results of the first quarter 2006 showing record earnings. Mining production during the quarter continued at stable levels and with the recent exploration success at Galmoy we are confident we are on the right track to continue to grow Lundin Mining into a major international base metal producer."

Other highlights

  A financing arrangement with Sunridge Gold Corp. was signed in February 2006. Sunridge is a publicly traded Canadian mining company, listed on the TSX Venture Exchange ("TSXV"). Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa. Lundin Mining has invested $4.5 million and holds just under 10% of the common shares of Sunridge.
  Exploration drilling discovered significant new mineralization at the Galmoy project in Ireland.

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Selected Financial Information
Thousands of USD
	Three months	Three months
	ended	ended	Year ended
	March 31, 2006	March 31, 2005	December 31, 2005
Sales	$91,798	36,033	192,073
Cost of sales	$(35,838)	(16,834)	(98,710)
Exploration and project investigation	$(1,569)	(1,601)	(7,146)
Administration and other income (expenses)	$(4,128)	(2,643)	(10,864)
EBITDA (i)	$50,263	14,955	75,353

Depreciation of fixed assets	$(4,928)	(3,905)	(20,267)
Amortization of mining rights	$(9,109)	(5,141)	(31,732)
EBIT (i)	$36,226	5,909	23,354

Result on copper and lead hedges (ii)	$(5,977)	-	(2,095)
Net interest and other financial items	$(774)	195	22,806

EBT (i)	$29,475	6,104	44,065

Tax and non-controlling interest	$(8,014)	(3,169)	(14,102)
Net income for the period	$21,461	2,935	29,963

Operating Cash Flow	$22,704	7,548	66,665
Capital Expenditures	$(4,876)	(2,428)	(17,957)

(i) Non GAAP measures
(ii) Includes realized and unrealized result on metal hedges

Key Financial Data
	Three months	Three months	Year
	ended	ended	ended
	March 31, 2006	March 31, 2005	December 31, 2005

Shareholders´ equity/share, USD*	$6.60	5.20	6.01
Basic earnings/share, USD	$0.53	0.09	0.78
Diluted earnings/share, USD	$0.52	0.09	0.78
Dividends	Nil	Nil	Nil

Basic weighted average number of shares outstanding	40,693,831	33,516,053	38,416,486
Diluted weighted average number of shares outstanding	41,027,997	33,888,553	38,658,521

Number of shares outstanding at period end	40,693,831	34,802,592	40,693,831

* Shareholders´equity/share is defined as shareholders´equity divided by total number of shares outstanding at period end.

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Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS

		(Unaudited)	(Unaudited)	(Audited)
		As at March 31,	As at March 31,	As at December 31,
Thousands of US dollars	Notes	2006	2005 (restated)*	2005
ASSETS
Current assets
Cash		$89,315	$90,525	$74,409
Accounts receivable		32,343	15,462	20,231
Investments	5	-	22,701	-
Inventories		8,643	6,690	9,609
Prepaid expenses		1,223	745	1,340
		131,524	136,123	105,589
Fixed assets
Long term receivables		5,135	580	5,121
Investments		8,110	-	3,349
Properties, plant and equipment		283,331	189,703	288,217
Future income tax assets		2,857	4,436	2,753
Deferred financing costs		1,831	2,305	1,785
		301,264	197,024	301,225
		$432,788	$333,147	$406,814

LIABILITIES
Current liabilities
Accounts payable		$5,274	$5,181	$10,453
Accrued expenses		13,007	6,973	7,723
Other accrued liabilities		10,846	4,133	7,646
Due to related parties	7	-	51	-
Income taxes payable		8,286	-	13,434
Current portion of deferred revenue		2,573	3,923	2,509
		39,986	20,261	41,765
Long-term liabilities				-
Capital lease obligation		1,135	-	1,547

Provisions
Deferred revenue	5	56,312	67,522	55,667
Provisions for pension		12,642	12,804	12,111
Asset retirement obligations and other provisions		16,449	10,579	16,093
Future income tax liabilities		36,953	40,609	34,488
		122,356	131,514	118,359

NON-CONTROLLING INTEREST		802	489	627

SHAREHOLDERS´EQUITY
Share capital	6	243,305	185,005	243,305
Contributed surplus		1,600	855	1,357
Retained earnings (deficit)		46,714	(1,775)	25,253
Cumulative translation adjustments		(23,110)	(3,202)	(25,399)
		268,509	180,883	244,516
		$432,788	$333,147	$406,814
* See note 2
See accompanying notes

Approved by the Board:

/s/ Lukas H. Lundin	/s/ William A. Rand
Lukas H. Lundin	William A. Rand

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Twelve months
Thousands of US dollars	ended March 31,	ended March 31,	ended Dec 31,
(except per share amounts)	2006	2005 (restated)*	2005

Sales	$91,798	$36,033	$192,073
Cost of sales	(49,875)	(25,880)	(150,709)

Gross margin	41,923	10,153	41,364

Expenses
General exploration and project investigation	(1,569)	(1,601)	(7,146)
Selling, General and Administration	(2,313)	(2,643)	(8,976)
Stock based compensation	(1,815)	-	(1,887)
	(5,697)	(4,244)	(18,009)
Other income/expenses
Interest income	444	403	1,465
Interest and bank charges	(141)	(5)	(511)
Foreign exchange gains/(losses)	(1,077)	(203)	4,041
Result on copper and lead hedges	(5,977)	-	(2,095)
	(6,751)	195	2,900

Income before undernoted	29,475	6,104	26,255

Gain on sale of investment	-	-	17,810

Income before income taxes
and non-controlling interest	29,475	6,104	44,065

Income taxes	(7,841)	(2,538)	(13,291)
Non-controlling interest	(173)	(631)	(811)

Net income for the period	$21,461	$2,935	$29,963

Retained earnings (deficit) beginning of period	25,253	(4,710)	(4,710)
Net income	21,461	2,935	29,963
Retained earnings (deficit) end of period	$46,714	$(1,775)	$25,253

Basic earnings per share	$0.53	$0.09	$0.78

Diluted earnings per share	$0.52	$0.09	$0.78

Basic weighted average number of shares outstanding	40,693,831	33,516,053	38,416,486

Diluted weighted average number of shares outstanding	41,027,997	33,888,553	38,658,521

* See note 2
See accompanying notes

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY
(Unaudited)
				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2005	$243,305	1,357	25,253	(25,399)	244,516

Stock based compensation		243			243

Translation adjustment for the period				2,289	2,289

Net income for the period			21,461		21,461

As at March 31, 2006	$243,305	1,600	46,714	(23,110)	268,509

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Twelve months
	ended March 31,	ended March 31,	ended Dec 31,
Thousands of US dollars	2006	2005 (restated)*	2005
Cash flow from operating activities
Net income for the period	$21,461	$2,935	$29,963
Add/(deduct) non-cash items
Amortization of deferred revenue	(782)	(614)	(3,083)
Depreciation and amortization	14,037	9,046	51,999
Stock based compensation	1,815	-	1,090
(Gain)/loss on asset dispositions	82	-	(17,810)
Future income taxes	820	2,538	(769)
Provision for pensions and other	219	(998)	902
Net changes in non-cash working capital items	(14,948)	(5,359)	4,373
Total cash-flow from operating activities	22,704	7,548	66,665

Cash flow from financing activities
Common shares issued	-	-	1,365
Deferred revenue	-	-	-
Financing costs	-	-	-
Due to related parties	-	-	-
Repayment of debt	-	-	(40,514)
Proceeds from loan facility	-	-	23,018
Total cash-flow used in financing activities	-	-	(16,131)

Acquisition of subsidiaries, net of cash acquired	-	-	(70,849)
Mining properties and related expenditures	(4,876)	(2,428)	(17,957)
Securities held as fixed assets	(4,609)	-	(4,294)
Proceeds on asset dispositions	-	-	37,080
Total cash-flow used in investing activities	(9,485)	(2,428)	(56,020)

Impact of foreign exchange on cash balances	1,687	(1,275)	(6,785)

Increase/(decrease) in cash	14,906	3,845	(12,271)

Cash, beginning of period	74,409	86,680	86,680

Cash, end of period	$89,315	$90,525	$74,409

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Common shares issued for acquisition of NAN/Arcon	$-	$14,735	$71,074
Equipment acquired through capital lease	-	-	1,547
Common shares issued for mineral property acquisition	-	-	-
Common shares issued for acquisition expenses	-	-	-
	$-	$14,735	$72,621

OTHER SUPPLEMENTARY INFORMATION
Interest paid	$11	$15	$417
Taxes paid	$13,225	$-	$3,219

* See note 2
See accompanying notes

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005 (Unaudited)
(In United States dollars)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2005 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management , necessary for a fair presentation of the respective interim periods presented.

2. Translation of foreign currencies

Effective April 1, 2005, the reporting currency of Lundin Mining was changed from the Canadian to the U.S. dollar. The board and management of Lundin Mining reassessed which currency was most suitable to its financial statement users. Based on the circumstance that most of the sales of the Lundin Mining Group (the "Group") are denominated in U.S. dollars and that most of the assets owned by the Group are valued in U.S. dollars, a decision was taken by the board to change the reporting currency from the Canadian dollar to the U.S. dollar.

As a consequence, the financial statements for all years (or periods) presented have been translated into the new reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders' equity.

The Company has also reassessed the measurement currencies of its corporate offices and its mining operations.

Lundin Mining AB and Zinkgruvan Mining AB ("Zinkgruvan") had previously used the Canadian dollar as their measurement currency and had been considered integrated foreign operations. These entities had been accounted for using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

Following the establishment of an executive office in Stockholm, Sweden, in April 2005, the Company decided that Zinkgruvan and Lundin Mining AB would use the Swedish Krona (SEK) as their measurement currency. ARCON will use Euro as its measurement currency and the measurement currency of Lundin Mining w ill continue to be the Canadian dollar. This will have the effect that the current rate method will be used when translating the financial statements of these companies.

North Atlantic Natural Resources ("NAN") has been considered a self -sustaining foreign operation, used the Swedish Krona as its measurement currency, and has been accounted for by using the current rate method.

The change in measurement currencies has been applied starting April 1, 2005.

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3. Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investments the Company holds in Union Resources and Sunridge Gold Corporation should be valued at the lower of cost or fair market value. However, according to IAS 39, these investment s would be recorded at fair market value. The fair market value, as at March 31 2006, was $14.8 million, which exceeded the carried cost value by $6.7 million.

4. Acquisitions

(a)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden Mineral AB' s ("Boliden's") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden' s NAN shares amount s to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining' s shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden' s NAN shares was CAD $22,638,720 (approximately $18.4 million).

Prior to the acquisition of Boliden' s NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee' s (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining, as per September 30, 2005, held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration of the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD$13.25 (US$10.65) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

The acquisition of 36.9% of the outstanding shares from Boliden Mineral AB and 23.6% of the outstanding shares pursuant to the Offer to the remaining shareholders has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

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Purchase price:
Consideration paid with new shares	$33, 420,000
Acquisition expenses paid in cash	2,476,000
$35,896,000
Net assets acquired:
Cash	$5,195, 000
Other working capital, net	2,822,000
Mining properties	42,078,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,183,000)
Other provisions	(300,000)
$43,810,000
Less:
Non-controlling interest	$(483,000)
Carrying value of prior investment in NAN	(7,431,000)
$35,896,000

(b)    ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD$12.53 (US$10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005. The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

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5. Agreement with Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD60.6 million), 6 million (post -consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During 2005 Zinkgruvan sold all of the shares and warrants in Silver Wheaton for net proceeds of approximately $37.1 million and a profit before tax of approximately $17.8 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25 -year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $22.8 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.74 per ounce of silver delivered. Total revenue from silver currently equals $5.64 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

6. Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and on e special share with no par value.

Shares issued and outstanding

	Number of	Amount
	shares	(US $'000)
Balance, December 31, 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31, 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	56,347
Exercise of options	2,000	8
Balance, June 30, 2005	40,425,831	241,360
Exercise of options	53,000	353
Balance, September 30, 2005	40,478,831	241,713
Exercise of options	215,000	1,004
Transfer of contributed surplus on exercise of stock options	-	588
Balance, December 31, 2005	40,693,831	243,305
Balance, March 31, 2006	40,693,831	243,305

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(b)    Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2005	667 ,500	$11.29
Granted in 200 6	45,000	$22.18
Outstanding at March 31, 2006	712,500	$11.98

Expiry dates
July 8, 2006	100,000
October 5, 2006	12,500
April 12, 2007	290,000
August 8, 2007	85,000
November 8, 2007	180,000
February 13, 2008	45,000

7. Other related party transactions

During the three months ended March 31, 2006, and March 31, 2005 charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $39,400 respectively.

8. Guarantees

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

9. Segmented Information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

	Three months ended
In thousands of United	March 31,	March 31,
States dollars	2006	2005
Sales
Sweden	64,389	36,033
Ireland	27,409	-
	91,798	36,033

Total assets
Sweden	257,113	323,368
Ireland	162,698	-
Canada	12,977	9,779
	432,788	333,147

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SUPPLEMENTARY INFORMATION

1.     LIST OF DIRECTORS AND OFFICERS AT MARCH 31, 2006:

(a)    Directors:

Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Karl-Axel Waplan
Lukas H. Lundin, Chairman
Pierre Besuchet
William A. Rand
Tony O'Reilly Jnr

(b)    Officers:

Lukas H. Lundin, Chairman
Karl-Axel Waplan, President and Chief Executive Officer
Anders Haker, Chief Financial Officer
Kjell Larsson, Vice President Mining
Neil O'Brien, Vice President Exploration
Manfred Lindvall, Vice President Environment, Health and Safety
Kevin Hisko, Corporate Secretary

2.     FINANCIAL INFORMATION

The report for the second quarter 2006 will be published on August 10, 2006.

3.     ALLOCATION OF PROFITS

The Board of Directors proposes that no dividends are distributed to the shareholders for 2005.

4.     ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held in Vancouver, Canada, on May 31, 2006.

5.     OTHER INFORMATION

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 7842
Fax: +1 604 689 4250

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723 -8.

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